SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

                      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Exhibits:

1.Press Release re TAT Technologies announces closing of Chromalloy Israel Acquisition.

ITEM 1

TAT Technologies Ltd announces closing of Chromalloy Israel Acquisition

TAT Technologies Ltd. (NASDAQ: TATT), a leading provider of services and products for the commercial and military aerospace and ground defense industries, today announced that it has completed the acquisition of Chromalloy Israel for approximately US $3.5 million. In addition, TAT will pay an earn-out, capped at $2 million, in the event that Chromalloy Israel meets certain annual revenue targets in 2015 and 2016.

TAT shall include Chromalloy Israel’s financial results in its consolidated financial statements from the date of closing.

Following the completion of the transaction, Chromalloy Israel shall change its name to Turbochrome Ltd.

Chromalloy Israel, located in Kiryat Gat, Israel, specializes in overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components. Chromalloy Israel, an FAA and an EASA approved repair station, is ISO 9001 and AS9100 certified and has been approved by major OEMs to perform unique coatings with specific substances.

Mr. Itsik Maaravi, TAT's President and CEO, said “We are pleased with the acquisition of Chromalloy Israel. It enables us to expand our capabilities and increase the line of products and services we offer our customers. Chromalloy Israel's unique capabilities allow us to expand into new segments and provide our customers with more comprehensive solutions. Chromalloy Israel operates in a large growing market that requires highly specialized know-how and approvals of regulatory authorities worldwide.  Chromalloy Israel has the required approvals, know-how, experience and customer-base to enable its continuous growth in this market. TAT's financial stability, reflected by its strong balance sheet and free cash available for new investments, enables the company to acquire and invest in activities that would contribute to the company’s capabilities and its positioning in the aviation market.”

About TAT Technologies Ltd
TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products and (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Guy Nathanzon
CFO
Tel: +972-8-8628500
guyn@tat-technologies.com

Safe Harbor Statement
This news release contains forward-looking statements as defined by the Securities Exchange Act of 1934. One can identify these forward-looking statements by the use of the words “expect,” “anticipate,” “plan,” “may,” “will,” “estimate” or other similar expressions. Because such statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. Important factors that could cause actual results to differ materially include the capabilities of the acquired company, achieving expected revenue levels, successfully leveraging complementary capabilities in Chromalloy Israel’s area of business, the state of the aerospace and defense industries, the market acceptance of newly developed products, internal production capabilities, the timing of orders received, the status of customer certification processes, the demand for and market acceptance of new or existing aircraft which contain the Company’s products, customer preferences, and other factors which are described in filings by TAT with the Securities and Exchange Commission. The Company assumes no obligation to update forward-looking information in this news release whether to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results, financial conditions or prospects, or otherwise.

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: October 19, 2015